UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing
PART III Section

FEB 29 2012

12013772

SEC FILE NUMBER
8-65657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK FINANCIAL SERVICES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 405 PARK AVENUE SUITE 1104
                              (No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS W. KEESEE   (212) 871-8500
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. MCCALLUM, CPA, P.C.
                    (Name – if individual, state last, first, middle name)

780 THIRD AVENUE SUITE 2805 NEW YORK	NY	10017
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                       information contained in this form are not required to respond
                       unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>THOMAS W. KEESEE</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>CDK FINANCIAL SERVICES, LLC</u>, as of <u>DECEMBER 31</u>, 20<u>11</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SHANA SEWELL
Notary Public, State of New York
No. 01SE6116028
Qualified in Dutchess County
Commission Expires: 9/20/12

_____
Notary Public

_____
Signature

<u>PRINCIPAL</u>
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2011

William T. McCallum, CPA, P.C.

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2011

CONTENTS

	Page
REPORT OF INDEPENDENT AUDITOR'S REPORT.	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPORTING SCHEDULES

Computation of Net Capital Pursuant to Rule 15c3-1. . . . 11

Computation for Determination of the Reserve
Requirements and Information Relating to
Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 12

INDEPENDENT AUDITOR'S REPORT

To the Members of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 27, 2012

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS

Cash	$	478,834
Restricted Cash (Note E)		152,132
Fees Receivable (Note C)		311,367
Total Assets	$	942,333

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	486,568
Deferred Tax Liability (Note A & D)		14,716
TOTAL LIABILITIES		501,284
MEMBERS' EQUITY		441,049
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	942,333

CDK FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
DECEMBER 31, 2011

REVENUES:		
Placement Fees (Note C)	$	1,900,682
Interest Income		1,297
		1,901,979
EXPENSES:		
Salaries		504,931
Commissions		66,655
Support Fees (Note B)		459,981
Rent		297,394
Other Operating Expenses		368,152
TOTAL EXPENSES		1,697,113
PROVISION FOR CITY INCOME TAX (Note D)		24,000
NET INCOME	$	180,866

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2011

MEMBERS' EQUITY AT THE BEGINNING OF YEAR	$ 4,115,877
NET INCOME	180,866
MEMBERS' DISTRIBUTIONS	(3,855,694)
MEMBERS' EQUITY AT END OF YEAR	$ 441,049

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	180,866

Adjustments to reconcile net income to net cash
provided by operating activities

Decrease in assets:	
Fees Receivable	4,462,521
Decrease in liabilities:	
Accounts Payable	(470,692)
Deferred City Income Tax	(158,777)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,013,918

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in assets:	
Restricted Cash	27,545
NET CASH PROVIDED BY INVESTING ACTIVITIES	27,545

CASH FLOWS FROM FINANCING ACTIVITIES

Members' Distributions	(3,855,694)
NET CASH USED IN FINANCING ACTIVITIES	(3,855,694)

NET INCREASE IN CASH		185,769
CASH AT BEGINNING OF THE YEAR		293,065
CASH AT END OF THE YEAR	$	478,834

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for city income taxes	$	116,613

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation
The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk
The Company maintains its cash balances at a major banking institution. The Company does not believe that it has any risk with respect to its cash balances.

Receivables represent a concentration of credit risk and are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. The Company does not believe that it has significant risk with respect to its receivables.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2011, management has not provided an allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

NOTE B: RELATED-PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2011, the Company incurred $459,981 in support fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2011 the Company's placement fees related to management fees and performance fees were $219,897 and $1,680,785 respectively. At December 31, 2011, placement fees receivable related to management fees and performance fees amounted to $311,367. For the year ended December 31, 2011, approximately 76% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

The Company pays no federal or state income taxes as a limited liability company since it is treated as a partnership.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE D: INCOME TAXES (continued)

Management has determined that the adoption of FASB ASC 740 did not have a material impact to the Company's financial statements. However, management's conclusions regarding the standard will be subject to review and may be adjusted at a later date based on factors, including but not limited to, on-going analyses of changes in tax laws, regulations and interpretations thereof.

The Company is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of four percent. As such, for the year ended December 31, 2011, the New York City income tax provision as determined in accordance with FASB ASC 740 are as follows:

Current City Tax	$182,777
Deferred City Tax Liability	(158,777)
Provision for City Income Taxes	$ 24,000

At December 31, 2011, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2005, the Company entered into a seven year lease agreement for office space in New York City.

The following is a schedule of the Company's required minimum future annual lease obligations:

Year	Rental
2012	$ 144,126

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS (continued)

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a bank issued letter of credit ("the Letter") to the landlord in the amount of $152,132. The bank's collateral for said Letter is in the form of a restricted cash balance. The Letter may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year. As of December 31, 2011, the restricted cash balance was $152,132.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $79,734 which exceeded requirements by $51,915.

NOTE G: SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company received 98% of its $311,367 fees receivable balance.

CREDITS

Members' equity	$	441,049
Discretionary Liabilities		89,119
TOTAL CREDITS		530,168

DEBITS

Nonallowable assets:

Fee Receivables, net of compensation payable only upon collection of the fees	450,434
NET CAPITAL	79,734

6 2/3% of aggregate indebtedness of $417,284 or $5,000	27,819
NET CAPITAL IN EXCESS OF REQUIREMENT	51,915

AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities net of discretionary liabilities		417,284
TOTAL AGGREGATE INDEBTEDNESS	$	417,284
Ratio of aggregate indebtedness to net capital		523.35%

There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited FOCUS Part IIA report as of DECEMBER 31, 2011.

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to
subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
CDK Financial Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of CDK Financial Services, LLC (the Company), for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 27, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILATION

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
CDK Financial Services, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by CDK Financial Services LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CDK Financial Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CDK Financial Services LLC's management is responsible for the CDK Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Colleen T McCallen CPA PC

February 27, 2012

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC-7 - GENERAL ASSESSMENT $ 4,072

Amount due with Form SIPC-7 $ 4,072

SIPC Collection Agent: Securities Investor Protection Corporation

See Independent Accountants' report on applying agreed-upon procedures to the
SIPC annual assessment required under SEC Rule 17a-5(e)4.